SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE OF RELATED PARTY TRANSACTION

São Paulo, September, 01st  – Gol Linhas Aéreas Inteligentes S.A. (“Company”), the largest low cost, low rate air carrier in Latin America, in compliance with the provisions in Brazilian Securities and Exchange Commission (“CVM”) Instruction no. 480, dated December 7, 2009, as amended, hereby discloses the following information, pursuant to the terms set forth in Annex 30-XXXIII of CVM Instruction no. 480/09:

I – transaction description:

a) the parties and their relation with the issuer:

As previously disclosed, the Company is carrying out a fleet rationalization process, which includes redelivery of certain aircraft. The redelivery of aircraft is generally made upon non-renewal of lease agreements or through specific negotiations for the early redelivery at a cost to the lessee, which may include, depending on the agreement, contractual fines, payment of rental until a new lease to a third party is obtained or aircraft reconfiguration costs.

Within the context of its fleet rationalization, the Company, acting through its operating subsidiary VRG Linhas Aéreas S.A. (“VRG”), has negotiated an agreement with GE Capital Aviation Services, acting through its subsidiaries or affiliates (“GECAS”) with respect to the commercial lease of 12 aircraft (the “GECAS Agreement”). Under the terms of the mentioned agreement, Delta Air Lines, Inc. (“Delta”) will assume certain rights and obligations in relation to the Company and to GECAS, as described below and subject to certain conditions.

Delta is the holder of 16.19% of the preferred shares issued by the Company, and a counterparty to the Company in certain existing commercial cooperation agreements. Mr. William Charles Carroll, member of the Board of Directors of the Company, is also a Delta executive officer.

b) purpose and main terms and conditions:

Within the scope of the GECAS Agreement, the Company, GECAS and Delta agreed to the below described transactions which, in part, are still subject to the execution of the final agreements.

VRG and GECAS entered into a lease agreement in 2000 (amended in 2001 and in 2003), for the lease of four aircraft (the “Lease Agreement”). Within the scope of the GECAS Agreement, Delta may acquire these four aircraft from GECAS, replacing it as lessor in the Lease Agreement, as a result of this acquisition. Delta will confirm until early December 2016 whether it will acquire these four aircraft and lease other four aircraft subject to the Deferred Lease (as described and defined below) (together, the “Confirmation”).

Once Delta has given its Confirmation, Delta will replace GECAS as lessor under the Lease Agreement, and VRG will simultaneously early terminate the Lease Agreement and redeliver the four aircraft upon payment by VRG to Delta of US$ 27 million. This amount refers to financial adjustments related to the redelivery of the aircraft, as provided for in the Lease Agreement. Delta agreed to waive the payment by VRG of additional amounts that would be due under the Lease Agreement, including rentals to maturity and aircraft reconfiguration costs.

In addition, subject to the condition precedent that Delta shall have given its Confirmation, VRG shall cause the early termination of the commercial lease of other four (4) new aircraft, received in the last 2 years. The difference between the amounts due for early termination of such commercial lease and the lease mentioned in the previous paragraph is due to the time of use of the relevant aircraft, so that the older they are, the higher the cost will be for maintenance of each aircraft after the redelivery to GECAS.

Finally and subject to Delta giving its Confirmation, VRG will early terminate the commercial lease of yet another four aircraft with GECAS. Because these aircraft will be withdrawn from operation within the next six months, prior to the expiration of their respective agreements, rent for these aircraft will be reduced in relation to the current lease payments. Delta will sublease from VRG the two engines of each of these four aircraft during this six month term paying as rental fees the same amounts as will be paid by VRG as rent to GECAS. After the expiration of the six-month agreement, Delta will be entitled to lease the four aircraft directly from GECAS for a period to be agreed upon between the parties, and VRG will be discharged from its obligations arising out of the commercial lease of such aircraft (“Deferred Lease”).

II – if, when, how and to what extent the transaction counterparty, its partners or officers have taken part in the process:

a) issuer’s decision concerning the transaction, describing such participation:

The decision to enter into the GECAS Agreement was made directly by the Company’s management, on an independent basis and without Delta, its partners or officers having taken part in the Company’s decision making process. The GECAS Agreement was submitted to approval, and was approved by the Company’s Board of Director on August 25, 2016. The director appointed by Delta declared his conflict of interest, withdrew himself from the meeting where the resolutions were passed, and refrained from voicing any opinion regarding the GECAS Agreement.

b) negotiation of the transaction as issuer’s representatives, describing such participation:

As mentioned in “a” above, the negotiation of the transactions was directly conducted by the managements of GECAS, Delta, the Company and VRG, on an independent basis. Delta, its partners or officers did not take part in the negotiation of the transactions as Company representatives. Delta took part in the negotiation representing solely its own interests.

III – detailed justification of the reasons why the issuer’s management considers that the transaction was entered into at an arm’s length basis or provides for adequate compensatory payment, informing:

a) whether the issuer requested bids, started any call for bid procedure, or otherwise sought to enter into the transaction with third parties, explaining, in negative case, the reasons why it did not do so or, in affirmative case, the procedures carried out and the results thereof;

The GECAS Agreement is part of the Company’s fleet rationalization strategy. Delta’s willingness to become party to the GECAS Agreement arises solely out of its own interest, and of the Company’s interest, to reinforce the existing strategic cooperation between the Company and Delta.

Delta’s participation helped reduce obligations and expenses the Company would necessarily incur as a result of the early termination of lease agreements with GECAS. Delta’s participation allowed GECAS to waive part of the fines and other payments that would be due by VRG, in consideration for the identification of a new purchaser or lessee for eight of the 12 aircraft to be redelivered by the Company.

Any procedure in connection with request for bids on the market would result in a higher cost and in delay and unpredictability regarding the time of redelivery of the aircraft, as any third party would demand financial compensation from VRG in consideration for assuming VRG’s obligations before GECAS. Any delay would entail higher operational costs of these aircraft to VRG.

For the above mentioned reasons, no requests for bid were made, no competitive procedures were carried out and no business dealings were conducted with third parties in connection with the transaction in question.

b) the reasons which led the issuer to enter into the transaction with the related party, rather than with a third party:

As mentioned in “a” above, the entry into the GECAS Agreement with participation of Delta allowed a reduction of cost and of delay and greater predictability in the performance of the transactions. For this reason, it would not be possible to carry out the proposed restructuring, under these specific terms, with third parties.

c) detailed description of the actions taken and procedures adopted for ensuring the transaction to be carried out at an arm’s length basis:

Under the GECAS Agreement, the conditions for termination of the lease agreements were, in each case, equal or better to the Company than the conditions provided for in the Lease Agreement with GECAS.

In addition, the GECAS Agreement was entered into based on the market value of the aircraft to be leased, redelivered or sold. The Company would not be able to meet the fleet reduction goal within the term and at the cost obtained, unless if it were entered into with another major lessee. GECAS, as the largest lessor of aircraft to the Company, agreed to the terms proposed in the context of the proposed restructuring. Delta met its own needs of acquiring aircraft for its own operation.

The Company’s management considers that the usual market assumptions and practices were met for the definition of the terms and conditions of the transaction, which was negotiated by the independent special committee created for such purpose, under the terms of the Company’s Policy for Related Party Transactions, approved on February 3, 2016. In addition, the sole director of the Company directly related to Delta did not take part in the negotiations as representative of the Company. The independence of the negotiating parties, and Delta’s already limited influence on the Company’s management, ensured the transaction to be entered into at an arm’s length basis and in the best interest of the Company.

São Paulo, September 01st, 2016.

Richard Freeman Lark Jr.

Vice-President and Investor Relations Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.